Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation	Percentage of Ownership
Ascendo Global Limited	British Virgin Islands	100%
Jeneric Engineering Pte. Ltd.	Singapore	100%
Jeneric International Pte. Ltd.	Singapore	100%
Jeneric Marine Pte. Ltd.	Singapore	100%
Jeneric Offshore Pte. Ltd.	Singapore	100%
Jeneric Services Pte. Ltd.	Singapore	100%
Jeneric Venture Pte. Ltd.	Singapore	100%